United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100F Street NE

Washington D.C. 20549

United States of America

Attention:	Yong Kim
Karl Hiller

19 March 2024

Re:	VivoPower International PLC (the “Company”)
Form 20-F for the Fiscal Year ended June 30, 2023
Filed October 2, 2023
File No. 001-37974

Ladies and Gentlemen,

I am writing to submit the Company’s proposed responses to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced filing, which was amended on October 6, 2023 and February 21, 2024 (as amended, the “Annual Report”), contained in the Staff’s letter dated March 15, 2024 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the Fiscal Year ended June 30, 2023

Operating and Financial Review and Prospects

A. Operating Results

Overview

Non-IFRS Financial Information, page 3.

We have reviewed the clarifying disclosures proposed in your response to prior comment 1, regarding the circumstances underlying various adjustments made in computing your non-IFRS measure, and have the following additional points for you to address.

Confirm, if true, that amounts on the line item “Restructuring and other non-recurring costs” in your non-IFRS reconciliation include all of the components that are listed in the corresponding table within Note 8 on page F-26 of the amendment that you filed on February 21, 2024. However, if this is the not the case, please clarify the composition and explain your rationale for any selectivity in this regard.

Response:

The Company confirms that the line item “Restructuring and other non-recurring costs” in the non-IFRS reconciliation includes all of the components that are listed in the corresponding table within Note 8 of the Annual Report. To make this clearer, the Company has revised the non-IFRS reconciliation table to bifurcate this line item into two, one called “Restructuring and other non-recurring costs”, which line item represents all non-recurring items included in the Company’s profit and loss account for continuing operations, and the other called “Cost of sales – Non-recurring events”, which line item represents all non-recurring items included in the Company’s profit and loss account as costs of goods sold.

Please see Item 1 of the Appendix for the Company’s proposed changes to the reconciliation table in response to the Staff’s comment.

VivoPower International PLC
18th Floor, The Scalpel
52 Line Street, London EC3M 7AF
www.vivopower.com

Given your characterization of the $3.9 million charge for an extreme weather event, and the $1.9 million charge for border closures impacting your Blue Grass project as non-recurring costs, explain to us why these are not included in the table referenced in the preceding point, explain how these are presented in your income statement, and discuss your rationale for the apparent inconsistency in characterizing these events.

Response

These items are considered ‘cost of sales’ and are included in the line item “Cost of sales – non-recurring events” in the Company’s consolidated statement of comprehensive income on page F-4 of the Annual Report, as they are variable costs related to revenue generation, while note 8 is specifically reconciled to the non-recurring items after gross profit. As noted above, we have separated these line items in the reconciliation table to make this clearer.

Expand your discussion and analysis under the Income Statement from continuing operations section beginning on page 6 of your most recent amendment to more thoroughly discuss the circumstances underlying the two events referenced in the preceding point, as well as the provision for fiscal refunds; it should be clear how these events have hindered your ability to conduct operations, and why you consider these events to be unique, non-recurring, and uncharacteristic of normal operations.

Response

Please see Item 2 of the Appendix for the Company’s proposed changes in response to the Staff’s comment.

Reposition items that are incremental to the Restructuring and other non-recurring costs reported in Note 8 on page F-26 of the amendment that you filed on February 21, 2024 as separate adjustments in your non-IFRS reconciliation.

Response

The Company has repositioned these items on the reconciliation table in Item 1 of the Appendix in response to the Staff’s comments.

Expand your footnotes to the reconciliation as necessary to clarify the nature of any material components of the adjustments sufficiently to understand why you believe investors should consider the charges separately from your non-IFRS measure, whether you regard the charges as avoidable or unavoidable, and the reasons you do not expect these or any similar charges to reoccur.

Response

Please see Item 1 of the Appendix for the Company’s proposed changes in response to the Staff’s comment.

Yours faithfully,

……………………………………………….

/s/ Philip Wray
Philip Wray
Group Finance Director

cc: Elliott Smith, White & Case LLP

Page | 2

Appendix

Item 1

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated above:

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)
Income tax expense/(credit)	540	-	540	(1,968)	(149)	(2,117)	(138)	24	(114)
Net finance expense	6,210	-	6,210	8,431	172	8,603	274	137	411
Depreciation and amortization	1,581	-	1,581	1,620	767	2,387	1,453	803	2,256
Share-based compensation expense	148	-	148	1,900	-	1,900	1,078	-	1,078
Cost of sales - Non-recurring events(1)	3,850	-	3,850	1,881	-	1,881	-	-	-
Restructuring and other non-recurring costs (2)	2,084	-	2,084	443	-	443	2,877	3	2,880
EBITDA	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

(1)  2023 amounts include $3.9 million in non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline.

2022 amounts include $1.9 million relating to non-recurring costs incurred during the execution phase of Aevitas Solar’s Blue Grass project, due to Australian state border closures during the COVID-19 pandemic which resulted in the leadership and project management teams not being able to travel to and manage the project for three months. During those three months the Company was not able to find a suitable, local project management team which led to the project not being managed to the Company’s satisfaction. As a result, the Company had to incur significant additional costs for labour and materials to correct the existing work and recover the delays in completion of the project once the borders reopened.

(2)  2023 amounts include $2.1 million of non-recurring, non-operational costs, consisting of a $1.8 million one-time provision for UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid  between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and $0.2 million of restructuring activities.

2022 amounts include $0.4 million of non-recurring, non-operational costs relating to one-time remediation work required within the electric vehicles business segment comprising remediation, testing or conversion of drivetrains to 72kwH following the discontinuation of this platform following acquisition.

2021 amounts include $2.2 million related to legal costs and settlement monies paid pertaining to the Comberg Claims and $0.6 million of costs incurred from the acquisition of Tembo e-LV in November 2020.

For further information on these non-recurring, non-operational costs, please refer to the section entitled “Restructuring and Other Non-Recurring Costs” below.

VivoPower International PLC
18th Floor, The Scalpel
52 Line Street, London EC3M 7AF
www.vivopower.com

Item 2

Update to second paragraph under the heading “Cost of Sales” on page 33 of the Annual Report

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales. Cost of sales for electrical products and related services for the year ended June 30, 2023 included $3.9 million of non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and  required additional labour and material costs to fix and then complete the project within the project deadline. The prior year included $1.9 million of non-recurring costs during the execution phase of the Aevitas Solar’s Blue Grass project, due to Australian state border closures during the COVID-19 pandemic which resulted in the leadership and project management teams not being able to travel to and manage the project for three months. During those three months,  the Company was not able to find a suitable local project management team which led to the project not being managed to the Company’s satisfaction. As a result, the Company had to incur significant additional costs for labour and materials to correct the existing work and recover the delays in completion of the project once the borders were reopened. Neither of the foregoing events are expected to repeat due to their unprecedented nature and so the Company has categorized such related costs as non-recurring.

Other cost of sales related to electrical products and related services was $11.9 million for the year ended June 30, 2023, as compared to $18.8 million for the year ended June 30, 2022 and $18.3 million for the year ended June 30, 2021. The decrease in cost of sales was primarily driven by the impact of reduction in solar projects in Aevitas Solar, and generator installations in Kenshaw.

Update to the first paragraph under the subheading “Restructuring and Other Non-Recurring Costs” on page 36 of the Annual Report

For the year ended June 30, 2023, the Company incurred non-recurring costs primarily related to a one-time provision in respect of UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and hence are not reflective of the 2023 Operational results, nor will they repeat once settled and have therefore been categorised as non-recurring. In addition, this also includes restructuring activities of $0.2 million and provision for inventory obsolescence and write-off of bad debts of $0.4 million, offset by a $0.4 million release of remediation provision. For the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and oneoff remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims. For the year ended June 30, 2021, the Company incurred non-recurring costs for legal fees as well as a litigation provision relating to legal costs and settlement monies pertaining to the Comberg Claims of $0.2 million and $2.0 million respectively (see "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”).

Page | 4